Mail Stop 3561

June 2, 2010

Edward R. Rosenfeld
Chairman and Chief Executive Officer
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, NY 11104

      Re: **Steven Madden, Ltd.**
              Definitive Proxy Statement on Schedule 14A
              Filed April 13, 2010
              File No. 000-23702

Dear Mr. Rosenfeld:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Structure, page 19

1.   In future filings, please provide a more detailed discussion of the annual performance-based cash bonus for Messrs. Rosenfeld, Dharia and Schmertz. In addition, in future filings, to the extent you have performance targets for these individuals, please disclose the targets, or provide in your response letter a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you will disclose the performance targets in future filings, please provide us with your

proposed draft disclosure

Risk Assessment, page 22

2.   We note your disclosure in response to Item 402(s) of Regulation S-K. Please
describe the process you undertook to reach the conclusion that disclosure is not
necessary.

Summary Compensation Table, page 24

3.   We note the disclosure on page 20 regarding the annual performance-based cash
bonus. Please explain why these bonuses are not included in the non-equity
incentive plan compensation column of the summary compensation table. In
addition, please explain why these bonuses are not included in the grants of plan
based awards on page 29.

*****

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
the filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing;
and

- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of
the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Arvind Dharia
        Fax: (718) 396-3767